FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         Shareholder materials for STMicroelectronics's Annual General Meeting on April 25, 2001, including:

         (i)  Message from the President;

        (ii)  Report of the Supervisory Board;

       (iii)  STMicroelectronics' 2000 Unconsolidated Financial Statements; and

        (iv)  STMicroelectronics' 2000 Consolidated Financial Statements.

                           Message From The President

         The year 2000 was a record-setting period for STMicroelectronics in which we posted strong operating results across all major applications, product groups and geographies. This excellent performance was characterized by the highest annual revenues, gross profit, operating profit and net earnings in our history. Importantly, ST is now at a new level in terms of market position and recognition, giving us a broader platform from which to compete successfully in our strategically-targeted applications.

         To put this in perspective, ST's revenues increased 54.5% in 2000 to over $7.8 billion, a growth rate that significantly outpaced that of the semiconductor industry, which gained approximately 37% on a year-over-year basis.

         Profitability growth was even greater, further evidence of the operating leverage that ST has enjoyed during the last several years. Gross profit reached a record $3.6 billion, an increase of 79.7% over 1999 levels, and gross margin was 46% for the year, significantly above the 39.6% reported for 1999. The substantial progress made at the gross margin level in 2000 illustrated two important strengths: our ability to enrich our portfolio with new and more value-added applications; and the efficiency of our worldwide manufacturing machine which continues to be a very strong competitive advantage for the Company.

         Operating profit grew by 165.5% to almost $1.8 billion, and represented 22.8% of net revenues. This was achieved after absorbing record Research and Development expenditures of over $1 billion, or 13.1% of net revenues.

         Net earnings for the year 2000 reached over $1.4 billion, up 163% from 1999 levels and equating to earnings per diluted share of $1.58, a 155% year-over-year increase. Return on equity was a record 27.2%, significantly above the average ROE of 19.5% that was achieved in the years since the company became public.

         In 2000, we took advantage of strong market conditions to make important investments to fuel the Company's future growth. In addition to the ongoing research and development spending focused on developing new technologies, ST invested a record $3.3 billion in 2000 to expand and modernize our global manufacturing machine and upgrade our IT systems and infrastructure. Taken as a percentage of sales, ST's 2000 capital expenditures were probably the highest in the semiconductor industry. Additionally, we completed acquisitions last year for a total consideration of $240 million, adding to the Company's already extensive intellectual property portfolio.

         Thus, ST entered 2001 with significant investments and start-up costs behind it, as well as a strong balance sheet to support continued market share growth. We also bring an exceptional level of strategic customer alliances which accounted for 43.5% of ST's 2000 net revenues and an excellent product mix, illustrated by differentiated product revenues of $4.95 billion in 2000, or 63.3% of the Company's total net revenues for the year.

         These are among the strengths we count upon to enable ST to adjust to rapidly-changing industry conditions. Today the market is in flux, responding to excessive inventory build-ups in many sectors. Economic forecasts diverge widely on whether we are facing a "soft landing" or a true recession.

         STMicroelectronics' success within a broad range of business and market conditions is well-documented. We have enjoyed an above-average track record in times of cyclical industry downturns, yet have posted exceptional growth during periods of favorable market conditions. We believe that this combination of relative resiliency and outperformance on the upside is a consequence of several factors:

         o BALANCE The diversity of our products, targeted applications and geographic mix all come together to provide strong growth potential without the risks associated with a one product or one application company.

         o CUSTOMERS The success of the companies that comprise our network of strategic alliances and key customers reflect positively on ST's products, aptitude and TQM culture.

         o MANUFACTURING The systematic application of manufacturing science, strict adherence to TQM and modular capital investment programs give ST a global manufacturing machine that is among the most efficient in the industry.

         o FINANCIAL POSITION The Company's financial strength is reflected by: internal cash generation which amounted to $2.6 billion in 2000; its cash and cash equivalents position of $2.3 billion at year-end 2000; and, ST's proven ability to access the capital markets in order to finance growth.

         o CORPORATE CULTURE None of the above-cited competitive advantages can lead to success without a cohesive corporate culture that rewards individual dedication, innovative thinking, customer service and excellent execution. As a global company, ST is committed to putting the individual at the center of the business enterprise and to maintaining its leadership in protecting the environment.

         We take particular pride in our Company's worldwide leadership role in the area of environmental preservation. Our strong commitment to this cause is part of our fundamental belief in the ethical obligations of business enterprises to Society. ST remains determined to protect the world's severely-threatened environment for the benefit of today's inhabitants as well as to ensure the welfare of future generations.

         This ethical position is strongly supported by our conviction that environmentally-minded companies are intrinsically more competitive and therefore able to generate higher returns for their shareholders. ST's history and performance demonstrate the validity of this assumption. In fact, ST is the top ranked semiconductor company on the Dow Jones Sustainability Group Index, which identifies companies that "not only manage the standard economic factors affecting their business, but the environmental and social factors as well." Additionally, we were the only semiconductor company to receive a AAA rating in eco-efficiency from Innovest Strategic Value Advisors and were recipients of both the EPA Climate Protection Award in 1999 and the Akira Inoue Award for Outstanding Achievement in Environmental, Health and Safety in the Semiconductor Industry in the year 2000.

         Gartner-Dataquest has ranked ST as the world's 6th largest semiconductor company, based on year 2000 revenues. This is a formidable achievement, having been 14th only 5 years ago. If you extract from the list those companies that generate a majority of their total revenues from semiconductor sales, the three largest are: Intel, Texas Instruments and STMicroelectronics, in that order.

         The year 2001 will be challenging. We are confident, however, that the past will be a precursor for the future, enabling ST to once again distinguish itself by outperforming the markets we serve. To this end we will rely on our fundamental strengths as well as the ongoing support of all of our stakeholders.

         I would like to personally extend my appreciation to everyone who contributed to ST's record performance in 2000 and to reaffirm our commitment to our employees, strategic partners, customers and shareholders.

                                Pasquale Pistorio
                                President and Chief Executive Officer

                       Report of the Supervisory Board of

                             STMicroelectronics N.V.


                             -----------------------





The year 2000 was an outstanding period for the Company. While the semiconductor industry experienced very significant growth of approximately 35%, the Company's revenue growth reached 54.5%, raising the Company's position to be among the six largest semiconductor companies in the world. These results illustrate clearly the development strategy of STMicroelectronics. This strategy associates growth and financial results and is decided by the Supervisory Board in close connection with the CEO of the Company.

Therefore, upon proposal by the Managing Board, we propose to the General Meeting of Shareholders to adopt the annual accounts for the financial year 2000 and to distribute out of the Company's profits realized during that year a cash dividend of US$ 0.04 per share issued and outstanding as of April 27, 2001 payable on May 11, 2001. This amount of dividend represents an increase over last year and takes into account the three-for-one stock split of the shares issued and outstanding as of May 5, 2000.

Among the most important events of the year 2000, we would like to inform the General Meeting of Shareholders that, in November 2000, the Company sold senior zero coupon convertible bonds due 2010 in the international capital markets and the Company thereby raised US$ 1,480 million that will be used to develop its investments which have been strongly enhanced in order to increase the Company's profits and market share.

During the year 2000, the Supervisory Board was significantly involved in the expansion of the Company and therefore the number of meetings of the Board and of its Committees was increased.

The Compensation Committee met five times and granted to a much larger number of executives the benefit of stock options as an incentive to the development of the Company. In addition, some of the external acquisitions have included a grant of stock options to the new employees.

During the year 2000, the Audit Committee considered the recommendations of the Blue Ribbon Committee issued by the U.S. Securities and Exchange Commission and, after electing a new President, adopted a new Audit Charter in accordance with the recommendations of the said Committee. During the year, a meeting was held before each financial period and the Committee examined, in cooperation with the Auditors of the Company, the quarterly accounts, in particular the Company's auditing practices, litigation-related risks, the execution by the Company of the Auditors' recommendations regarding corporate auditing rules and the independence of the Company's external Auditors

The Strategic Committee examined, together with the Company's CEO, every subject of material importance for the Company, in particular its growth and acquisition activities, strategic partnerships, cross license agreements and asset purchases.

A Monitoring Committee was also specially appointed to oversee the zero coupon bond offering.

Therefore, we propose to the General Meeting of Shareholders the main following items:

1. to adopt the annual accounts for the financial year 2000 and to distribute a cash dividend of US$ 0.04 per share;

2. to approve the Employee Stock Purchase Plan in order for the Plan to qualify under section 423 of the U.S. Internal Revenue Code. The first tranche of the three year employee plan was offered in 2000 and subscribed to by 4,830 employees for a total number of 559,929 shares out of the 750,000 shares offered;

3. to approve a new five year Stock Option Plan 2001 for directors, managers and selected employees of the Company and its group under which options can be granted in respect of no more than 60 million ordinary shares;

    With respect to the incentive policy as defined upon proposal of the Managing Board, we note that during the five year term of the Stock Option Plan 1995, 31,448,591 stock options were granted, among which 7,570,890 in 2000.

4. as announced sometime ago, to increase the number of members of the Supervisory Board to nine by appointing Mr. Douglas John Dunn as an independent member of the Supervisory Board, effective as of April 25, 2001. We expect that this new member will reinforce the existing strength of the Supervisory Board to face new industrial, technological and financial developments of the Company.

                                                                March 13, 2001
                                                                ----------------

    Jean-Pierre NOBLANC                         Bruno STEVE
    -------------------------------             --------------------------------

    Remy DULLIEUX                               Alessandro OVI
    -------------------------------             --------------------------------

    Francis GAVOIS                              Riccardo GALLO
    -------------------------------             --------------------------------

    Tom de WAARD                                Robert WHITE
    -------------------------------             --------------------------------

                STMICROELECTRONICS N.V.
                ANNUAL REPORT
                DECEMBER 31, 2000

                               STMICROELECTRONICS N.V.

                                      ANNUAL REPORT

                                     DECEMBER 31, 2000

CONTENTS                                                                Page
                                                                        ----
DIRECTOR'S REPORT                                                          1

BALANCE SHEET AS AT DECEMBER 31, 2000                                      2

STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2000                   3

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2000             4 - 12

OTHER INFORMATION                                                         13

AUDITORS' REPORT                                                          14



APPENDIX

STMicroelectromcs N.V.
Consolidated financial statements December 31, 2000


STATUTORY DIRECTOR

Pasquale Pistorio


SUPERVISORY DIRECTORS

Jean-Pierre Noblanc
Bruno Steve
Remy Dullieux
Alessandro Ovi
Robert M. White
Riccardo Gallo
Tom de Waard
Francis Gavois

STMICROELECTRONICS N.V.

DIRECTOR'S REPORT

DECEMBER 31, 2000




The director's report is available on request at the Company's office.


Amsterdam, February 1, 2001

STMICROELECTRONICS N.V.
BALANCE SHEET AS AT DECEMBER 31, 2000
(after proposed appropriation of income)

                                                     2000              1999
                                                  USD'000           USD'000
ASSETS
------
FIXED ASSETS
Intangible fixed assets                           101 512            74 754
Tangible fixed assets                               6 130             1 005
Financial fixed assets                          5 689 864         3 521 880
                                                ---------         ---------
Total fixed assets                              5 797 506         3 597 639
                                                ---------         ---------
CURRENT ASSETS
Inventories                                        19 358            19 151
Trade receivables                                 272 765           121 732
Receivable from shareholder                             -               755
Group companies                                   342 918           326 152
Other receivables                                  53 850            41 632
Securities                                         35 156                 -
Cash                                            2 149 197         1 737 333
                                                ---------         ---------
Total current assets                            2 873 244         2 246 755
                                                ---------         ---------

TOTAL ASSETS                                    8 670 750         5 844 394
                                                ---------         ---------

SHAREHOLDERS' EQUITY AND LIABILITIES
------------------------------------
SHAREIHOLDERS' EQUITY
Issued and paid in capital                        861 149           910 983
Additional paid in capital                      1 294 672         1 000 155
Retained earnings                               2 920 289         2 399 641
Cumulative translation adjustment                (403 564)         (294 090)
Income for the year                             1 452 103           547 252
                                                ---------         ---------
Total shareholders' equity                      6 124 649         4 563 941
                                                ---------         ---------
LONG TERM LIABILITIES
Long term loans                                 2 342 630         1 124 064
Deferred revenues                                   6 000                 -
                                                ---------         ---------
Total long term liabilities                     2 348 630         1 124 064
                                                ---------         ---------
SHORT TERM LIABILITIES
Bank overdraft                                         69               919
Trade payables                                     10 011             4 731
Taxes                                              75 774            49 003
Payable to shareholder                                  -               693
Group companies                                    97 214            95 578
Accrued liabilities                                14 403             5 465
                                                ---------         ---------
Total short term liabilities                      197 471           156 389
                                                ---------         ---------
TOTAL SHAREHOLDERS' EQUITY
  AND LIABILITIES                               8 670 750         5 844 394
                                                ---------         ---------

STMICROELECTRONICS N.V.

STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2000

                                                  2000               1999
                                               USD'000            USD'OOO
Income after taxes                             394 789            140 470
Income from subsidiaries                     1 057 314            406 782
                                             ---------            -------
NET INCOME                                   1 452 103            547 252
                                             ---------            -------


The accompanying notes form an integral part of the accounts.

       STMICROELECTRONICS N.V.

       NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2000

1.     GENERAL

       A description of STMicroelectronics N.V. ("the Company"), its activities and group structure are included in the attached consolidated financial statements, prepared for United States reporting purposes, which also apply to the company-only financial statements. The Company holds investments in subsidiaries operating in the semiconductor manufacturing industry. Additionally, the Company operates through a branch in Switzerland, which markets a broad range of semiconductor integrated circuits and devices used in a wide variety of microelectronic applications.

       In accordance with Article 402, Title 9, Book 2 of the Dutch Civil Code the statement of income is presented in abbreviated form.

2.     BASIS OF PRESENTATION

       Management of the Company is of the opinion that the functional currency of the Company is the US dollar. Furthermore, the reporting currency of the subsidiaries is also the US dollar. Accordingly, the financial statements of the Company are expressed in US dollars.

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       General

       The annual accounts are prepared in accordance with accounting principles generally accepted in the Netherlands. The accounting principles as described in the notes to the consolidated financial statements also apply to the Company-only financial statements, unless indicated otherwise.

       Consolidation

       The consolidated financial statements of the Company for the year ended December 31, 2000, which are attached, have been prepared in accordance with accounting principles generally accepted in the United States. In management's opinion, the attached consolidated financial statements do not differ materially from those which would have been prepared, had generally accepted Dutch accounting principles been applied, except for the additional disclosures as presented in Notes 17 and 18.

       Foreign currencies

       The share capital of the Company is denominated in Euro and the year-end balance is translated into US dollars at the year-end exchange rate (Euro/USD 0.9305). The translation differences are taken to the non-distributable cumulative translation adjustment account.

       Other non-current assets

       Other non-current assets consist of underwriting and issuance costs related to the zerocoupon subordinated convertible notes. These costs are amortized straight-line over the life of the notes being 10 years.

4.     INTANGIBLE FIXED ASSETS

                                                             Concessions,
                                                      licences and rights
                                                          of intellectual
                                             Goodwill           ownership             Total
                                             --------           ---------             -----
       HISTORICAL COST
       Balance at January 1, 2000              31 664              58 095            89 759
       Additions                                5 858              38 585            44 443
                                               ------              ------           -------
       Balance at December 31, 2000            37 522              96 680           134 202
                                               ------              ------           -------
       ACCUMULATED AMORTIZATION
       Balance at January 1, 2000               5 812               9 193            15 005
       Charge for the year                      6 636              11 049            17 685
                                               ------              ------           -------
       Balance at December 31, 2000            12 448              20 242            32 690
                                               ------              ------           -------
       NET BOOK VALUE
       At December 31, 2000                    25 074              76 438           101 512
                                               ------              ------           -------
       At December 31, 1999                    25 852              48 902            74 754
                                               ------              ------           -------

5.     TANGIBLE FIXED ASSETS

                                                Furniture        Computer
                                                      and         and R&D
                                                 fixtures       equipment         Other         Total
                                                  -------         -------       -------       -------
                                                  USD'000         USD'000       USD'000       USD'000
       HISTORICAL COST
       Balance at January 1, 2000                     838             817           453         2 108
       Additions                                      258           5 674            32         5 969
                                                    -----           -----           ---         -----
       Balance at December 31, 2000                 1 096           6 491           490         8 077
                                                    -----           -----           ---         -----
       ACCUMULATED DEPRECIATION
       Balance at January 1, 2000                     444             507           152         1 103
       Charge for the year                            190             554           100           844
                                                    -----           -----           ---         -----
       Balance at December 31, 2000                   634           1 061           252         1 947
                                                    -----           -----           ---         -----
       NET BOOK VALUE
       At December 31, 2000                           462           5 430           238         6 130
                                                    -----           -----           ---         -----
       NET BOOK VALUE
       At December 31, 1999                           394             310           301         1 005
                                                    -----           -----           ---         -----

6.     FINANCIAL FIXED ASSETS

                                                              2000         1999
                                                           USD'000      USD'000

       Investments in consolidated group companies       5 171 595    3 175 893
       Investments                                          31 978       11 986
       Long term intercompany loans                        451 277      314 083
       Other non-current assets                             35 014       19 918
                                                         ---------    ---------
                                                         5 689 864    3 521 880
                                                         ---------    ---------

       During 1997, the Company granted a USD 200 million loan to STMicroelectronics Inc, United States repayable in full by December 31, 2000 and bearing an interest of three months LIBOR plus 0.25%. During 1998, the principal amount was increased up to a USD 300 million loan. An amount of USD 90 million was repaid during 1999. The final maturity has been extended up to December 31, 2001 for an amount of USD 150 million and up to December 16, 2002 for an amount of USD 60 million bearing an interest rate of three months LIBOR plus 1%.

       On January 5, 1998, the Company granted a ITL 200 billion loan to STMicroelectronics Srl., Italy repayable in full on the date falling three years from draw down date, subject to extension to be agreed between the parties 15 banking days before the final maturity. The loan may be repaid in full or in part at any time before the final maturity subject to 15 banking days prior notice confirmed in writing. The loan is bearing an interest rate of 4%.

       On December 1, 2000, the Company granted a Euro 113 million loan to STMicroelectronics Srl (Italy) repayable in full on January 29, 2001 subject to extension to be agreed between the parties 15 banking days time before the final maturity. The loan may be repaid in full or in part at any time before the final maturity, subject to 15 days prior notice confirmed in writing. This loan bears interest at 4%.

       On June 14, 2000, the Company granted a USD 40 million loan to STMicroelectronics Inc (Canada) repayable in full on the date falling three years from the draw down date, being the final maturity. The loan may be repaid in full or in part on an interest payment date by mutual agreement between the parties and subject to a 5 banking days prior written confirmation. The loan is bearing an interest rate of three months LIBOR plus 1%.

       Investments in consolidated group companies

                                                       2000               1999
                                                    USD'000            USD'000
       Balance January 1                          3 175 893          3 046 703
       Income from investments                    1 057 313            406 782
       Dividends paid                              (71 904)          (172 978)
       Capital increase                           1 200 921            214 877
       Translation effect                         (190 628)          (319 491)
                                                  ---------          ---------
       Balance December 31                        5 171 595          3 175 893
                                                  ---------          ---------

7.     INVENTORIES

                                                      2000               1999
                                                   USD'000            USD'000
       Finished goods                               19 107             17 489
       Work in progress                                251              1 662
                                                  ---------          ---------
       Total inventories                            19 358             19 151
                                                  ---------          ---------

8.     TRADE RECEIVABLES

       Trade receivables mature within one year.

9.     GROUP COMPANIES

                                                         2000               1999
                                                      USD'000            USD'000

       Trade receivables                              214 686            264 881
       Other receivables                              128 232             61 271
                                                      -------            -------
       Total group companies receivables              342 918            326 152
                                                      -------            -------

                                                         2000               1999
                                                      USD'000            USD'000

       Trade payables                                  51 380             73 443
       Other payables                                  45 834             22 135
                                                      -------            -------
       Total group companies payables                  97 214             95 578
                                                      -------            -------

10.    SHAREHOLDERS' EQUITY

                                    Issued and        Additional                    Cumulative         Income
                                       paid in           paid in      Retained     translation        for the
                                       capital           capital      earnings      adjustment           year         Total
                                       -------           -------      --------      ----------           ----         -----
                                       USD'000           USD'000       USD'000         USD'000        USD'000       USD'000
       Balance January 1, 2000         910 983         1 000 155     2 399 641        (294 090)       547 252     4 563 941
       Appropriation of 1999
         net income                          -                 -       547 252              -        (547 252)            -
       Issuance of shares               21 058           294 517             -              -               -       315 575
       Dividends paid                        -                 -       (26 604)             -               -       (26 604)
       Net income                            -                 -             -              -       1 452 103     1 452 103
       Translation effect and other
       Comprehensive income           (70 892)                 -             -        (109 474)             -      (180 366)
                                       -------         ---------     ---------        --------      ---------     ---------
       Balance December 31,2000        861 149         1 294 672     2 920 289        (403 564)     1 452 103     6 124 649
                                       -------         ---------     ---------        --------      ---------     ---------

       In June 1999 the Company changed the currency of its share capital from Dutch Guilders to Euro. The effect of the change in par value was recorded in retained earnings. The Euro equivalent of the issued share capital at December 31, 2000 amounts to Euro 925,476,538 (1999: Euro:
       904,201,000). For the changes in issued and paid in capital and additional paid in capital we refer to the consolidated financial statements of the Company as attached in the Appendix.

11. LONG TERM LOANS

       In June 1998, the Company issued USD 513,852,000 face value of zero-coupon subordinated convertible notes, due June 10, 2008, for net proceeds of USD 421,873,000. The issue price of each note was USD 840.10 per USD 1000 principal amount at maturity. There are no periodic payments of interest. The notes are convertible at any time by the holders at the rate of 8,952 shares of the Company's common stock for each one thousand dollar face value of the notes. The notes may be redeemed by the holders on or after June 10, 2003 or by the Company on or after that date at the book value, payable in cash. The notes are subordinated to all the other existing and future indebtedness of the Company.

       In September 1999, the Company issued USD 918,530,000 face value of zero-coupon subordinated convertible notes, due September 22, 2009 for net proceeds of USD 708,288,000. The issue price of each note was USD
       784.84 per USD 1000 principal amount at maturity and represents a yield to maturity of 2.4375% per year. Interest will not be paid prior to maturity. The notes are convertible at any time by the holders at the rate of 8.764 shares of the Company's common stock for each one thousand dollar face value of the notes. The notes may be redeemed by the holders on or after September 24, 2002 or by the Company on or after that date at book value, payable in cash. The notes are subordinated to all other existing and future indebtedness of the Company.

       In November, 2000 the Company issued USD 2,145,923,000 face value of zero coupon senior convertible bonds, due 2010, for net proceeds of USD 1,457,500,000. The debt discount of USD 665,923 is amortized straight-line over the term of the debt and recorded as interest expense. The notes are convertible at any time by the holders at the rate of 9.32 shares of the Company's common stock for each one thousand dollar face value of the notes. The notes may be redeemed by the holders on November 16, 2005 or by the Company on or after that date at the book value, payable in cash. The notes are unsubordinated to all the other existing and future indebtedness of the Company.

12.    LOANS AND BANKS

       The Company has revolving line of credit agreements with several financial institutions totalling USD 85,000,000 (1999: 105,300,000). At December 31, 2000 no amounts were drawn on these available lines of credit (1999: nil).

13.    GUARANTEES

       Guarantees given by the Company to banks of its subsidiaries amounted to approximately USD 709,616,000 at December 31, 2000 (1999: USD 774,913,000).

14.    WAGES, SALARIES AND SOCIAL CHARGES

                                                    2000               1999
                                                 USD'000            USD'000

       Wages and salaries                         16 134             12 938
       Social charges                              3 198              2 596
                                                  ------             ------
                                                  19 332             15 534
                                                  ------             ------

15.    AVERAGE NUMBER OF EMPLOYEES

       The average number of persons employed by the Company during the year ended December 31, 2000 was 165 (1999: 90).

16.    RENUMERATION TO BOARD OF DIRECTORS AND SUPERVISORY BOARD MEMBERS

       In accordance with Article 383.1 no remuneration information of the director is disclosed.

       The aggregate cash compensation accrued for 2000 to members of the Supervisory Board by the Company was approximately USD 505,000, and will be paid in 2001 (1999: NLG 528,000). Information on the Supervisory Board Option Plan, which was adopted in 1997, is presented in Note 10 of the consolidated annual accounts of the Company.

17.    CONSOLIDATED FINANCIAL STATEMENTS OF STMICROELECTRONICS N.V.

       The consolidated financial statements of the Company for the year ended December 31, 2000 are attached as an appendix to these parent Company accounts.

18. ADDITIONAL DISCLOSURES FOR THE ATTACHED CONSOLIDATED FINANCIAL STATEMENTS TO COMPLY WITH DUTCH REQUIREMENTS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES 1N THE NETHERLANDS

      Intangible fixed assets

                                                                Concessions,
                                                         licences and rights
                                                             of intellectual
                                               Goodwill            ownership             Total
                                               --------            ---------             -----
      HISTORICAL COST
      Balance at January 1, 2000                 67 417              202 560           269 977
      Additions                                  49 481              112 972           162 453
                                                -------              -------           -------
      Balance at December 31, 2000              116 898              315 532           432 430
                                                -------              -------           -------
      ACCUMULATED AMORTIZATION
      Balance at January 1, 2000                 14 165               75 865            90 030
      Charge for the year                         9 226               47 053            56 275
                                                -------              -------           -------
      Balance at December 31, 2000               23 391              122 918           146 309
                                                -------              -------           -------
      NET BOOK VALUE
      At December 31, 2000                       93 507              192 614           286 121
                                                -------              -------           -------
      At December 31, 1999                       53 252              126 695           179 947
                                                -------              -------           -------

18. ADDITIONAL DISCLOSURES FOR THE ATTACHED CONSOLIDATED FINANCIAL STATEMENTS TO COMPLY WITH DUTCH REQUIREMENTS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE NETHERLANDS (Continued)

      Tangible fixed assets

                                                                                             Tangible
                                                                                          fixed asset
                                                                                                under
                                                                                         construction
                                                                               Other              and
                                               Land           Machinery     tangible      prepayments
                                                and                 and        fixed      on tangible
                                          buildings           buildings       assets     fixed assets         Total
                                            -------           ---------      -------     ------------    ----------
                                            USD'000             USD'000      USD'000          USD'OOO       USD'000
      HISTORICAL COST
      Balance at January 1, 2000            616 035           6 216 830      321 494          354 420     7 508 779
      Additions, net                         94 421           2 481 403       64 087          141 063     2 780 974

                                            -------           ---------      -------          -------    ----------

      Balance at December 31, 2000          710 456           8 698 233      385 581          495 483    10 289 753

                                            -------           ---------      -------          -------    ----------

      ACCUMULATED DEPRECIATION
      Balance at January 1, 2000            132 973           3 266 819      235 968                -     3 635 760
      Depreciation                           11 449             423 035       18 438                -       452 922

                                            -------           ---------      -------          -------    ----------

      Balance at December 31, 2000          144 432           3 689 854      254 406                -     4 088 682

                                            -------           ---------      -------          -------    ----------

      NET BOOK VALUE
      At December 31, 2000                  566 034           5 008 379      131 175          495 483     6 201 071

                                            -------           ---------      -------          -------    ----------

      At December 31, 1999                  483 062           2 950 011       85 526          354 420     3 873 019

                                            -------           ---------      -------          -------    ----------



                              -------------------

      STMICROELECTRONICS N.V.

      OTHER INFORMATION

      DECEMBER 31, 2000

1.    AUDITORS' REPORT

      The report of the auditors, PricewaterhouseCoopers N. V., is presented on page 14.

2.    APPROPRIATION OF RESULT - PROVISIONS IN COMPANY'S ARTICLES OF
      ASSOCIATION

      The Managing Directors, with the approval of the Supervisory Board, are allowed to allocate net income to a reserve fund. The Articles of Association provide that the net result for the year, after deduction of the aforementioned allocation to the reserve fund, is subject to the disposition by the Annual General Meeting of Shareholders.

      In the case that a net loss for the year exceeds retained earnings, no dividend payments are allowed until the loss has been recovered from net income in future years.

3.    APPROPRIATION OF INCOME

      Management proposes that the result for the year ended December 31, 2000 be appropriated to the accumulated reserves.

4.    SUBSEQUENT EVENTS

      There are no matters to report.



                              -------------------

PRICEWATERHOUSECOOPERS [LOGO]










AUDITORS' REPORT

Introduction

We have audited the 2000 financial statements of STMicroelectronics N.V., Amsterdam. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements gives a true and fair view of the financial positions of the Company as of December 31, 2000 and of the results for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book of the Dutch Civil Code.




PricewaterhouseCoopers N.V.
Amsterdam, February 1, 2001

[PRICEWATERHOUSCOOPERS LOGO]



STMicroelectronics N.V.

Consolidated Financial Statements
December 31, 2000
















PricewaterhouseCoopers N.V. is a company with limited liability domiciled in Amsterdam, where it is registered with the Trade Register under number 34107196. Unless expressly stipulated otherwise in writing, all our agreements are subject to the General Terms & Conditions of PricewaterhouseCoopers N.V., which have been filed with the Amsterdam Chamber of Commerce under number 4220.

[PRICEWATERHOUSCOOPERS LOGO]
--------------------------------------------------------------------------------
                                                     PricewaterhouseCoopers N.V.
                                                     Accountants
                                                     Strawinskylaan 3127
                                                     1077 ZX Amsterdam
                                                     Postbus 7067
                                                     1007 JB Amsterdam
                                                     Telephone (020) 568 41 00
                                                     Facsimile (020) 568 41 50



                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Supervisory Board and Shareholders of
STMicroelectronics N.V.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholder's equity present fairly, in all material respects, the financial position of STMicroelectronics N.V. and its subsidiaries at December 31, 2000 and December 31, 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers N.V.
Amsterdam, February 1, 2001




PncewaterhouseCoopers N.V. is a company with limited liability domiciled in Amsterdam, where it is registered with the Trade Register under number 34107196. Unless expressly stipulated otherwise in writing, all our agreements are subject to the General Terms & Conditions of PricewaterhouseCoopers N.V., which have been filed with the Amsterdam Chamber of Commerce under number 4220.

STMicroelectronics N.V.
CONSOLIDATED STATEMENT OF INCOME

                                                                      Twelve months ended
                                                         ---------------------------------------------
                                                         December 31,     December 31,    December 31,
In thousands of U.S. dollars except per share amounts       1998             1999            2000
------------------------------------------------------------------------------------------------------
Net sales                                                 4 210 618        5 023 109       7 764 404
Other revenues                                               37 134           33 167          48 799
                                                         -------------------------------------------
Net revenues                                              4 247 752        5 056 276       7 813 203
Cost of sales                                            -2 622 943       -3 054 476      -4 216 921
                                                         -------------------------------------------
Gross profit                                              1 624 809        2 001 800       3 596 282
Selling, general and administrative                        -488 072         -534 178        -703 675
Research and development                                   -689 785         -835 964      -1 026 348
Other income and expenses                                    76 458           39 840         -83 533
                                                         -------------------------------------------
Operating income                                            523 410          671 498       1 782 726
Net interest income                                           8 691           35 624          46 703
                                                         -------------------------------------------
Income before income taxes and minority interests           532 101          707 122       1 829 429
Income tax expense                                         -120 351         -157 214        -375 119
                                                         -------------------------------------------
Income before minority interests                            411 750          549 908       1 454 310
                                                         -------------------------------------------
Minority interests                                             -629           -2 656          -2 207
                                                         -------------------------------------------
Net income                                                  411 121          547 252       1 452 103
                                                         -------------------------------------------
Earnings per share (Basic)                                     0.49             0.64            1.64
                                                         -------------------------------------------
Earnings per share (Diluted)                                   0.48             0.62            1.58
                                                         -------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements

STMicroelectronics N.V
CONSOLIDATED BALANCE SHEET

                                                                As at
                                                     ---------------------------
                                                     December 31,   December 31,
In thousands of U.S. dollars                             1999           2000
--------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                              1 823 086      2 295 703
Marketable securities                                          -         35 155
Trade accounts and notes receivable                      913 282      1 496 446
Inventories                                              619 402        876 476
Other receivables and assets                             435 784        554 035
                                                   -----------------------------
Total current assets                                   3 791 554      5 257 815
                                                   -----------------------------
Intangible assets, net                                   179 947        286 121
Property, plant and equipment, net                     3 873 019      6 201 071
Investments and other non-current assets                  85 783        135 488
                                                   -----------------------------
                                                       4 138 749      6 622 680
                                                   -----------------------------
Total assets                                           7 930 303     11 880 495
                                                   -----------------------------
Liabilities and shareholders' equity
Current liabilities
Bank overdrafts                                           26 471         35 599
Current portion of long-term debt                         96 669        105 972
Trade accounts and notes payable                         998 881      1 745 553
Other payables and accrued liabilities                   381 845        509 165
Accrued and deferred income tax                          189 308        299 638
                                                   -----------------------------
Total current liabilities                              1 693 174      2 695 927
                                                   -----------------------------
Long-term debt                                         1 348 477      2 700 482
Reserves for pension and termination indemnities         108 294        110 244
Other non-current liabilities                            191 660        216 235
                                                   -----------------------------
                                                       1 648 431      3 026 961
                                                   -----------------------------
Total liabilities                                      3 341 605      5 722 888
                                                   -----------------------------
Commitments and contingencies
                                                   -----------------------------
Minority interests                                        24 757         32 958
                                                   -----------------------------
Common stock                                           1 112 680      1 133 739
Capital surplus                                        1 395 307      1 689 824
Accumulated result                                     2 551 817      3 977 316
Accumulated other comprehensive income                  -495 863       -676 230
                                                   -----------------------------
Shareholders' equity                                   4 563 941      6 124 649
                                                   -----------------------------
Total liabilities and shareholders' equity             7 930 303     11 880 495
                                                   -----------------------------

The accompanying notes are an integral part of these consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                Twelve months ended
                                                                 -----------------------------------------------
                                                                    December 31,    December 31,    December 31,
In thousands of U.S. dollars                                           1998            1999            2000
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                         411 121          547 252       1 452 102
   Add (deduct) non-cash items:
       Depreciation and amortization                                  704 004          806 789       1 108 180
       Amortization of discount on convertible debt                     4 657           12 576          29 077
       Other non-cash items                                             5 240            4 285          10 133
       Minority interest in net income of subsidiaries                    629            2 656           2 207
       Deferred taxes                                                  34 333           28 711          -4 535
   Changes in assets and liabilities:
       Trade accounts and notes receivable                           -1l5 879         -164 564        -631 049
       Inventories                                                    -18 807          -38 340        -299 993
       Trade accounts and notes payable                                45 982          208 899         579 436
       Other assets and liabilities, net                              -58 733           61 018         186 214
                                                                 -----------------------------------------------
Net cash provided by operating activities                           1 012 547        1 469 282       2 431 772
                                                                 -----------------------------------------------
Cash flows from investing activities:
   Payment for purchases of tangible assets                          -947 253       -1 347 537      -3 317 600
   Other investing activities                                         -18 997         -190 290        -249 543
                                                                 -----------------------------------------------
Net cash used in investing activities                                -966 250       -1 537 827      -3 567 143
                                                                 -----------------------------------------------
Cash flows from financing activities:
   Proceeds from issuance of long-term debt                           424 955          756 836       1 661 202
   Repayment of long-term debt                                        -72 396          -48 080         -87 223
   Increase (decrease) in short-term facilities                      -233 261         -ll0 308          30 665
   Capital increase                                                   233 334          230 437          38 175
   Dividends paid                                                           -          -22 848         -26 603
                                                                 -----------------------------------------------
Net cash provided by financing activities                             352 632          806 037       1 616 216
                                                                 -----------------------------------------------
   Effect of changes in exchange rates                                   -334          -15 158          -8 228
                                                                 -----------------------------------------------
Net cash increase                                                     398 595          722 334         472 617
                                                                 -----------------------------------------------
Cash and cash equivalents at beginning of the period                  702 157        1 100 752       1 823 086
                                                                 -----------------------------------------------
Cash and cash equivalents at end of the period                      1 100 752        1 823 086       2 295 703
                                                                 -----------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

In thousands of U.S. dollars, except per share amounts

                                                                                              Accumulated
                                                                                                 Other
                                                  Common         Capital     Accumulated     Comprehensive       Shareholders'
                                                  Stock          Surplus       Result        Income (Loss)          Equity
                                             ---------------------------------------------------------------------------------------

                                             ---------------------------------------------------------------------------------------
Balance as of December 31, 1997                 1 073 990        930 945      1 616 292        -313 781           3 307 446
Capital increase                                   22 753        204 581                                            227 334
Comprehensive income:
  Net Income                                                                    411 121                             411 121
  Other comprehensive income, net of tax                                                        137 409             137 409
                                                                                                                  ---------
Comprehensive income                                                                                                548 530
                                             ---------------------------------------------------------------------------------------
Balance as of December 31, 1998                 1 096 743      1 135 526      2 027 413        -176 372           4 083 310
                                             ---------------------------------------------------------------------------------------
Capital increase                                   15 937        259 781                                            275 718
Comprehensive income:
  Net Income                                                                    547 252                             547 252
  Other comprehensive loss, net of tax                                                         -319 491            -319 491
                                                                                                                  ---------
Comprehensive income                                                                                                227 761
Dividends, $0.027 per share                                                     -22 848                             -22 848
                                             ---------------------------------------------------------------------------------------
Balance as of December 31, 1999                 1 112 680      1 395 307      2 551 817        -495 863           4 563 941
                                             ---------------------------------------------------------------------------------------
Capital increase                                   21 059        294 517                                            315 576
Comprehensive income:
  Net Income                                                                  1 452 103                           1 452 103
  Other comprehensive loss, net of tax                                                         -180 367            -180 367
                                                                                                                  ---------
Comprehensive income                                                                                              1 271 736
Dividends, $0.03 per share                                                      -26 604                             -26 604
                                             ---------------------------------------------------------------------------------------
Balance as of December 31, 2000                 1 133 739      1 689 824      3 977 316        -676 230           6 124 649
                                             ---------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements

      STMICROELECTRONICS N.V.

      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      DECEMBER 31, 2000
      (In thousands of U.S. dollars, except per share amounts)

1.    THE COMPANY

      STMicroelectronics N.V. (formerly known as SGS-THOMSON Microelectronics N.V.) (the "Company") was formed in 1987 by the combination of the semiconductor business of SGS Microelettronica (then owned by Societa Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by Thomson-CSF, a French corporation) whereby each company contributed their respective semiconductor businesses in exchange for a 50% interest in the Company. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits and discrete devices that are used in a wide variety of microelectronic applications.

      The Company is registered in The Netherlands with its statutory domicile in Amsterdam.

      At December 31, 2000, the Company was 43.77% (December 31, 1999: 44.80%) owned by STMicroelectronics Holding II B.V. and 56.23% by the public (December 31, 1999: 55.20%).

      At December 31, 1999, and at December 31, 2000, STMicroelectronics Holding II B.V. was 100% owned by STMicroelectronics Holding N.V.

      At December 31, 1999, STMicroelectronics Holding N.V. was owned as follows:

      - 50% by FT1CI, a French holding company, whose shareholders are CEA-Industrie (51%) and France Telecom (49%).

      - 50% by Finmeccanica, an Italian holding company, whose shareholders are Istituto per la Ricostruzione Industriale S.p.a. (I.R.I.) (54.2%), the Italian Ministry of Treasury (28.9%) and the public (16.9%).

      At December 31, 2000, STMicroelectronics Holding N.V. was owned as follows:

      - 50% by FT1CI, a French holding company, whose shareholders are CEA-Industrie (51%) and France Telecom (49%).

      - 50% by Finmeccanica, an Italian holding company, whose shareholders are Istituto per la Ricostruzione Industriale S.p.a. (I.R.I.) (5.0%), the Italian Ministry of Treasury (32.4%) and the public (62.6%).

2.    SUMMARY OF ACCOUNTING POLICIES

2.1)  Principles of consolidation

      The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company's consolidated financial statements include the assets, liabilities and results of operations of its majority-owned subsidiaries. The ownership of other interest holders is reflected as minority interests. Intercompany balances and transactions have been eliminated in consolidation.

2.2)  Use of estimates

      The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to the financial statements. Actual results could differ from those estimates and may affect amounts reported in future periods.

2.3)  Foreign currency

      The U.S. dollar is the reporting currency for the Company because the dollar is the currency of reference in terms of market pricing in the world-wide semiconductor industry. Furthermore, there is no currency in which the majority of transactions are denominated, and revenues from external sales in U.S. dollars exceed revenues in any other currency.

      The functional currency of each subsidiary throughout the group is generally the local currency. For consolidation purposes, assets and liabilities of these subsidiaries are translated at current rates of exchange at the balance sheet date. Income and expense items are translated at the average exchange rate for the period. The effects of translating the financial position and results of operations from local functional currencies are included in "other comprehensive income".

      Assets, liabilities, revenue, expenses, gains or losses arising from foreign currency transactions are recorded in the functional currency of the recording entity at the exchange rate in effect at the date of the transaction. At each balance sheet date, recorded balances denominated in a currency other than the recording entity's functional currency are translated at the exchange rate prevailing at that date. The related exchange gains and losses are recorded in the income statement.

      The Company conducts its business on a global basis in various major international currencies. As a result, it is exposed to adverse movements in foreign currency exchange rates. The Company utilizes foreign exchange forward contracts and currency options to cover foreign currency exposure. For the forward contracts and currency options that are considered identifiable hedges, recognition of gains and losses is deferred until settlement of the underlying commitments. Realized gains and losses are recorded as other income or expense when the underlying exposure materializes or the hedged transaction is no longer expected to occur. The discount or premium on these forward contracts designated as a hedge, are recorded as an asset or liability and amortized to interest expense over the term of the contract. For the forward contracts and currency options that are not considered identifiable hedges, recognition of gains and losses is recognized at each reporting period, based on the fair market value of the forward contract. Realized gains or losses are recorded as other income and expense.

2.4)  Reclassifications

      Certain prior year amounts have been reclassified to conform with the current year presentation.

2.5)  Income recognition

      * Sales

      Revenue on sales of semiconductor products is recognized upon transfer of the ownership of the goods at shipment. A portion of the Company's sales are made to distributors who participate in certain programs common in the semiconductor industry whereby the distributors are allowed to return merchandise under certain circumstances and may receive future price reductions. Provision is made at the time of sale for estimated product returns and price protection which may occur under programs the Company has with these customers.

      * Fundings

      Government fundings are recognized as the related costs are incurred, commencing when the fundings' contract is signed with the relevant government department or agency. Government fundings for research and development are included in "other income and expenses". Government fundings for capital expenditures are deducted from the cost of the related fixed assets and reduce depreciation over the assets' remaining estimated useful lives.

      * Other revenue

      Other revenue consists of co-development contract fees, certain contract indemnity payments and patent royalty income. Other revenue is recognized rateably over the term of the agreement.

      In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), providing the staff's view on applying generally accepted accounting principles to selected revenue recognition issues. The Company adopted SAB 101 in the fourth quarter of 2000, as required. The adoption of SAB 101 did not have a material effect on the Company's financial position or overall trends in results of operations.

2.6)  Advertising costs

      Advertising costs are expensed as incurred. Advertising expenses for 1998, 1999 and 2000 were $16,012, $21,102 and $30,421, respectively.

2.7)  Research and development

      Research and development costs are charged to expense as incurred. Research and development costs include costs incurred by the Company as well as the Company's share of costs incurred by other research and development interest groups.

2.8)  Start-up costs

      Start-up costs incurred in the Company's new manufacturing facilities, before reaching a minimum level of production, are included in "other income and expenses" in the accompanying consolidated statement of income.

2.9)  Income taxes

      The provision for current taxes represents the income taxes expected to be payable for the current year. Deferred tax assets and liabilities are recorded for all temporary differences arising between the tax and book bases of assets and liabilities and for the benefits of tax credits and loss carryforwards. Those deferred tax assets and liabilities are measured using the enacted tax rates at which they are expected to be realized or paid. A valuation allowance is provided where necessary to reduce deferred tax assets to the amount expected to be "more likely than not" realized in the future.

2.10) Earnings per share

      Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income (less interest expense, net of tax effects, related to convertible debt) by the weighted average number of common shares and common share equivalents outstanding during the period. The weighted average shares used to compute diluted earnings per share include the incremental shares of common stock relating to outstanding options and convertible debt to the extent such incremental shares are dilutive.

2.11) Cash equivalents

      All highly liquid investments purchased with an original maturity of ninety days or less are considered to be cash equivalents.

2.12) Marketable securities

      Management determines the appropriate classification of debt and equity securities at the time of purchase and reassesses the classification at each reporting date. All marketable securities are classified as available-for-sale and are reported at fair value with net unrealized gains or losses reported as a separate component of comprehensive income in the statement of shareholders' equity. Unrealized losses that are other than temporary are recognized in net income. Gains and losses on securities sold are determined based on the specific identification method and are included in other income and expense.

2.13) Inventories

      Inventories are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis which approximates actual cost on a current average basis.

2.14) Intangible assets

      Intangible assets include the cost of technologies and licenses purchased from third parties, amortized over a period ranging from three to seven years, and goodwill acquired in business combinations amortized over its estimated useful life, generally three to five years.

      The carrying value of long-lived assets, including intangibles, is evaluated whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable. In performing such review for recoverability, the Company compares the expected future cash flow to the carrying value of long-lived assets and identifiable intangibles. If the anticipated undiscounted future cash flows are less than the carrying amount of such assets, the Company recognizes an impairment loss for the difference between the carrying amount of the assets and their estimated fair value.

2.15) Property, plant and equipment

      Property, plant and equipment are stated at cost, net of government fundings. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed using the straight-line method over the following estimated useful lives:

      Buildings                                      33 years
      Leasehold improvements                         10 years
      Machinery and equipment                         6 years
      Computer and R&D equipment                    3-6 years
      Other                                         2-5 years

      Assets subject to leasing agreements and classified as capital leases are included in property, plant and equipment and depreciated over the shorter of the estimated useful life or the lease term.

      When property, plant or equipment is retired or otherwise disposed of, the net book value of the asset is removed from the Company's books and the net gain or loss is included in the determination of income.

2.16) Investments

      The equity accounting method is used when the Company has both a 20% to 50% equity interest and the ability to exercise significant influence over the investee. The Company also holds certain equity investments constituting less than 20% ownership of the investee. These investments are carried at historical cost. Although the market value of the investments is not readily determinable, management believes the fair value of these investments exceed their carrying amounts.

      For those investments with readily determinable market values, the Company has accounted for those investments as available-for-sale. These investments are reported at fair value with the net unrealized gains or losses reported as a separate component of comprehensive income in the statement of shareholders' equity. Unrealized losses that are other than temporary are recognized in net income.

2.17) Pension and termination indemnities

      The Company sponsors various retirement plans for its employees; such plans include both defined benefit and defined contribution plans. Upon retirement, the Company's employees receive benefits provided by the pension plan arrangements. These plans conform with local regulations and practices of the countries in which the Company operates.


                                     - l2 -

2.18) Comprehensive income

      Comprehensive income is defined as the change in equity of a business during a period from transactions and circumstances related to non-owner sources, and includes all changes in equity except those resulting from investment by owners and distributions to owners. In the Company's case, "other comprehensive income" consists of foreign currency translation adjustments and the unrealized gain or loss on marketable securities.

2.19) Stock splits

      In May 1999, the Company's shareholders approved a two-for-one stock split of the Company's common stock. The record date for the stock split was June 16, 1999, and the distribution date was June 17, 1999. In April 2000, the Company's shareholders approved a three-for-one stock split of the Company's common stock. The record date for the stock split was May 5, 2000, and the distribution date was May 6, 2000. All earnings per share amounts, references to common stock, shareholders' equity amounts and stock option plan data have been restated as if the stock splits had occurred as of the earliest period presented.

2.20) New accounting pronouncements

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities". FAS 133 is required to be adopted for fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the balance sheet, and the measurement of those instruments at fair value. The Company will adopt the standards required by this statement in the first quarter of 2001. Management is in the process of fully evaluating the impact, if any, that this new standard may have on future consolidated results of operations, financial position, or financial statement disclosure.

3.    CONSOLIDATED ENTITIES

      The consolidated financial statements include the accounts of STMicroelectronics N.V. and the following entities as of December 31, 2000:

                                                                                                    Percentage
                                                                                                    Ownership
                                                                                                    (Direct or
      Legal Seat                                       Name                                          Indirect)
      --------------------------------------------------------------------------------------------------------
      United Kingdom          London                   STMicroelectronics LTD                          100
                              London                   Thomson Components LTD                          100
                              Bristol                  STMicroelecrtonics E.E.I.G.                     100
      Canada                  Nepean                   STMicroelectronics (Canada), Inc.               100
      Israel                  Netania                  W.S.I. Ltd.                                     100
      Sweden                  Stockholm                STMicroelectronics A.B.                         100
      Germany                 Munich                   STMicroelectronics GmbH                         100
      Switzerland             Geneva                   STMicroelectronics S.A.                         100
      Malta                   Malta                    STMicroelectronics LTD                          100
      Spain                   Madrid                   STMicroelectronics S.A.                         100
      France                  Paris                    STMicroelectronics S.A.                         100
                              Paris                    STMicroelectronics S.A.S.                       100
      Italy                   Milano                   STMicroelectronics S.R.L.                       100
                              Catania                  CO.RI.M.ME.                                     100
                              Milano                   Accent S.R.L.                                    51
      Singapore               Singapore                STMicroelectronics PTE LTD                      100
                              Singapore                STMicroelectronics ASIA PACIFIC PTE LTD         100
      Malaysia                Muar                     STMicroelectronics SDN BHD                      100
                              Muar                     STMicroelectronics (Malaysia) SDN BHD           100
      Japan                   Tokyo                    STMicroelectronics KK                           100
      Hong Kong               Hong Kong                STMicroelectronics LTD                          100
      Australia               Sydney                   STMicroelectronics PTY LTD                      100
      United States           Dallas                   STMicroelectronics Inc                          100
                              Rancho Bernardo          STMicroelectronics (RB), Inc.                   100
                              Dallas                   STMicroelectronics Leasing Co. Inc.             100
                              La Jolla                 Metaflow Technologies Inc.                      100
                              Wilsonville              The Portland Group, Incorporated                100
      Brazil                  Sao Paulo                STMicroclectronics Ltda                         100
      Morocco                 Casablanca               STMicroelectronics S.A.                         100
                              Casablanca               Electronic Holding S.A.                         100
      China                   Shenzhen                 Shenzhen STS Microelectronics Co. LTD            60
                              Shenzhen                 STMicroelectronics (Shenzen) Co. LTD.           100
      India                   New Delhi                STMicroelectronics PTE LTD                      100
      Finland                 Helsinki                 STMicroelectronics OY                           100
      --------------------------------------------------------------------------------------------------------

4.    MARKETABLE SECURITIES AND CERTAIN INVESTMENTS

      The marketable securities and certain investments had a cost basis of $31,831 and a fair value of $42,093 at December 31, 2000. The unrealized gain at December 31, 2000 related to these investments was $10,262. The Company did not own any marketable securities or investments accounted for at fair value at December 31, 1999. For fiscal years 1998, 1999 and 2000, gross realized gains and losses were $0, $0 and $8,952, respectively.

5.    TRADE ACCOUNTS AND NOTES RECEIVABLE

      Trade accounts and notes receivable consist of the following:

                                                  December 31,      December 31,
                                                          1999              2000

      Trade accounts and notes receivable              924 872         1 512 270
      Less valuation allowance                         -11 590           -15 824
                                                     ---------         ---------
      Total                                            913 282         1 496 446
                                                     ---------         ---------

      During 1998 no customer individually represented over ten percent of consolidated net revenues. In 1999, one customer represented 11.4% of consolidated net revenues and in 2000 one customer represented 13.4% of consolidated net revenues.

6.    INVENTORIES

      Inventories consist of the following:

                                                  December 31,      December 31,
                                                          1999              2000

      Raw materials                                    101 590            88 501
      Work-in-process                                  395 320           588 263
      Finished products                                122 492           199 712
                                                     ---------         ---------
      Total                                            619 402           876 476
                                                     ---------         ---------

7.    OTHER RECEIVABLES AND ASSETS

      Other receivables and assets consist of the following:

                                                  December 31,      December 31,
                                                          1999              2000

      Receivables from government agencies             152 237           139 418
      Taxes and other government receivables            61 523            99 499
      Down payment to suppliers                         11 394            20 283
      Loans to employees                                 3 557             3 914
      Prepaid expenses                                  17 648            71 800
      Sundry debtors                                    35 053            97 708
      Deferred tax assets                               73 079            71 651
      Other                                             81 293            49 762
                                                     ---------         ---------
      Total                                            435 784           554 035
                                                     ---------         ---------

      Receivables from government agencies relate to research and development contracts, industrialization contracts and capital expenditures.

8.    INTANGIBLE ASSETS

      Intangible assets consist of the following:

                                                  December 31,      December 31,
                                                          1999              2000

      Goodwill                                          67 417           116 898
      Technologies and licenses                        202 560           315 532
      Less accumulated amortization                    -90 030          -146 309
                                                     ---------         ---------
      Total                                            179 947           286 121
                                                     ---------         ---------

9.    PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment consist of the following:


      December 31, 1999                                  Gross      Depreciation            Net
                                                         -----      ------------            ---
      Land and buildings                               616 035          -132 973        483 062
      Machinery and equipment                        6 216 830        -3 266 819      2 950 011
      Other tangible fixed assets                      321 494          -235 968         85 526
      Construction in progress                         354 420                 -        354 420
                                                    ----------      ------------      ---------
      Total                                          7 508 779        -3 635 760      3 873 019
                                                    ----------      ------------      ---------

      December 31, 2000                                  Gross      Depreciation            Net
                                                         -----      ------------            ---

      Land and buildings                               710 456          -144 422        566 034
      Machinery and equipment                        8 698 233        -3 689 854      5 008 379
      Other tangible fixed assets                      385 581          -254 406        131 175
      Construction in progress                         495 483                 -        495 483
                                                    ----------      ------------      ---------
      Total                                         10 289 753        -4 088 682      6 201 071
                                                    ----------      ------------      ---------

10.   INVESTMENTS AND OTHER NON-CURRENT ASSETS

      Investments and other non-current assets consist of the following:

                                                  December 31,      December 31,
                                                          1999              2000

      Investments                                       20 056            18 132
      Long-term deposits and receivables                12 435            66 426
      Deferred tax assets                               33 373            15 916
      Debt issuance costs, net                          19 919            35 014
                                                    ----------      ------------
      Total                                             85 783           135 488
                                                    ----------      ------------

11.   SHAREHOLDERS' EQUITY

      Public offerings of shares

      In connection with a secondary offering of common stock in June 1998, the Company issued 18,000,000 new shares of common stock, which resulted in an increase in common stock and capital surplus of $20,378 and $188,320, respectively. In connection with a secondary offering of common stock in September 1999, the Company issued 8,970,000 new shares of common stock, which resulted in an increase in common stock and capital surplus of $9,740 and $207,027, respectively.

      Outstanding shares

      The authorized share capital of the Company is EUR 1,809,600,000, consisting of 1,200,000,000 common shares and 540,000,000 preference shares each with a nominal value of EUR 1.04. As of December 31, 1998, 1999 and 2000, the number of shares of common stock outstanding at a par value of EUR 1.04 was 854,868,636 shares, 869,424,420 shares and 889,881,287 shares, respectively. There were no preference shares outstanding as of December 31, 1998, 1999 and 2000.

      Preference shares

      In May 1999, the Company's shareholders approved the creation of 540,000,000 preference shares. The preference shares entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation. In May 1999, the Company entered into an option agreement with ST Holding II B.V. in order to protect the Company from a hostile takeover or other similar action. The option agreement provides for 540,000,000 preference shares to be issued to ST Holding II B.V. upon their request based on approval by the Company's Supervisory Board. ST Holding II B.V. would be required to pay at least 25% of the par value of the preference shares to be issued, and to retain ownership of at least 33% of the Company's issued share capital.

      Stock option plans

      In 1995, the Shareholders voted to adopt the 1995 Stock Option Plan (the "1995 Plan") whereby options for up to 33,000,000 shares may be granted in installments over a five year period. Under the 1995 Plan, the options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant, and generally vest over four years and are exercisable over a period of eight years.

      In 1996, the Shareholders voted to adopt the Supervisory Board Option Plan whereby each member of the Supervisory Board was eligible to receive, during the three year period 1996-1998, 18,000 options for 1996 and 9,000 options for both 1997 and 1998, to purchase shares of common stock at the closing market price of the shares on the date of the grant. In the same three-year period, each professional of the Supervisory Board was eligible to receive 9,000 options for 1996 and 4,500 options for both 1997 and 1998. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.

      In 1999, the Shareholders voted to renew the Supervisory Board Option Plan whereby each member of the Supervisory Board may receive, during the three year period 1999-2001, 18,000 options for 1999 and 9,000 options for both 2000 and 2001, to purchase shares of capital stock at the closing market price of the shares on the date of the grant. In the same three-year period, each professional of the Supervisory Board may receive 9,000 options for 1999 and 4,500 options for both 2000 and 2001. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.

      A summary of stock option activity for the plans for the three years ended December 31, 2000, follows:

                                                                                  Price Per Share
                                                                                  ---------------
                                                     Number of                               Weighted
                                                        Shares                Range           Average
                                                    ----------                -----           -------

      Outstanding at December 31, 1997              12 000 180       $1.50 - $14.23             $8,48
      Options granted:
          1995 Plan                                  3 900 000               $12.03            $12.03
          Supervisory Board Plan                        90 000               $12.03            $12.03
      Options cancelled                                -57 390       $6.04 - $14.23             $8.00
      Options exercised                               -344 460       $1.54 - $ 9.00             $2.14
                                                    -------------------------------------------------
      Outstanding at December 31, 1998              15 588 330       $1.54 - $14.23             $9.53
      Options granted:
          1995 Plan                                  8 878 200               $24.88            $24.88
          Supervisory Board Plan                       180 000               $24.88            $24.88
      Options cancelled                               -161 640       $6.04 - $24.88            $14.30
      Options exercised                             -2 767 200       $1.33 - $14.23             $5.47
                                                    -------------------------------------------------
      Outstanding at December 31, 1999              21 717 690       $6.04 - $24.88            $16.41
      Options granted:
          1995 Plan                                  7 570 890      $50.69 - $62.01            $58.77
          Supervisory Board Plan                       103 500               $62.01            $62.01
      Options cancelled                               -253 950       $6.04 - $62.01            $27.57
      Options exercised                             -1 988 195       $6.04 - $24.88             $6.94
                                                    -------------------------------------------------
      Outstanding at December 31, 2000              27 149 935       $6.04 - $62.01            $28.98

      Stock options exercisable were as follows:

                                                  December 31,         December 31,      December 31,
                                                          1998                 1999              2000

      Options exercisable                              820 920            2 631 330         5 149 338
      Weighted average exercise price                    $4.92                $6.46             $9.72


      The weighted average remaining contractual life of options outstanding as of December 31, 1999 and December 31, 2000 was 6.4 and 6.1 years respectively.

      The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options outstanding as of December 31, 2000 was as follows:

                                                                       Weighted
                                                   Weighted             average
                             Option price           average           remaining
         Number of shares           range    exercise price    contractual life
         ----------------           -----    --------------    ----------------

                3 017 360           $6.04             $6.04           3.2 years
                3 657 455          $14.23            $14.23           4.7 years
                3 885 840          $12.03            $12.03           5.6 years
                8 918 100          $24.88            $24.88           6.7 years
                  126 840          $55.25            $55.25           7.1 years
                5 391 700          $62.01            $62.01           7.5 years
                   70 000          $52.88            $52.88           7.7 years
                2 019 640          $50.69            $50.69           7.9 years
                   63 000           $9.00             $9.00           3.8 years

      The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2000 was as follows:

                                                                       Weighted
                                                   Weighted             average
                             Option price           average           remaining
         Number of shares           range    exercise price    contractual life
         ----------------           -----    --------------    ----------------

                3 017 360           $6.04             $6.04           3.2 years
                1 843 978          $14.23            $14.23           4.7 years
                   63 000           $9.00             $9.00           3.8 years
                   45 000          $12.03            $12.03           5.6 years
                  180 000          $24.88            $24.88           6.7 years

      Employee stock purchase plans

      In June 1998, the Company offered to certain of its employees world-wide the right to acquire up to 2,400 shares of capital stock per employee, at a price of $10.59 (63 French francs, 18,467 Italian lira) per share, representing a discount of twelve percent from the market price. A total of 1,729,794 shares were issued to participating employees world-wide as a result of the offering. In November 2000, the Company offered to certain of its employees world-wide the right to acquire up to 275 shares of capital stock per employee, at a price of $38.675 (45 Euro) per share, representing a discount of fifteen percent from the market price. A total of 559,929 shares were issued to participating employees world-wide as a result of the offering.

      Fair value of stock-based compensation

      The Company has various stock option plans and employee stock purchase plans, as described above. The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock lssued to Employees" (APB 25), and related Interpretations, in accounting for stock-based awards to employees. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards.

      Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (FAS 123) as if the Company had accounted for its stock-based awards to employees under the fair value method prescribed by FAS 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The fair value was estimated using the following weighted-average assumptions:

                                          1998             1999             2000

      Expected life (years)                  5                5                5
      Volatility                         38.2%            41.0%            42.2%
      Risk-free interest rate             5.4%             5.8%             6.0%
      Dividend yield                         -            0.10%            0.05%

      The weighted average fair value of options granted during 1998, 1999 and 2000 was $5.65, $11.08 and $27.12 per option, respectively.

      If compensation cost for the Company's stock-based compensation plans had been determined based on the fair value at the grant dates consistent with FAS 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                    Year ended       Year ended       Year ended
                                  Dec 31, 1998     Dec 31, 1999     Dec 31, 2000
                                  ------------     ------------     ------------

      Net income
        Pro forma                      393 398          522 593        1 387 278
      Pro forma earnings
      per share
        Basic                             0.47             0.61             1.57
        Diluted                           0.46             0.59             1.51

      These pro forma amounts include amortized fair values attributable to stock-based awards granted after December 31, 1995 only, and are therefore not representative of future pro forma amounts.

      Retained earnings

      At December 31, 2000, the amount of retained earnings available to pay dividends under Dutch law was approximately $5,263,500 (1999: $3,653,000). Retained earnings for purposes of this calculation are based upon generally accepted accounting principles in The Netherlands. The Company's subsidiaries are subject to the laws of the countries in which they are domiciled. These laws may restrict the ability of the subsidiaries to transfer funds to the Company. Such restrictions are not considered to be significant as of December 31, 2000.

      Other comprehensive income

      The accumulated balances related to each component of other comprehensive income were as follows:

                                                               Foreign                                        Accumulated
                                                              Currency                Unrealized                    other
                                                           Translation            gains (losses)            comprehensive
                                                        gains (losses)             on securities            income (loss)
                                                        --------------            --------------            -------------
      Balance as of December 31, 1997                         -313 781                         -                 -313 781
      Other comprehensive income, net of tax                   137 409                         -                  137 409

      Balance as of December 31, 1998                         -176 372                         -                 -176 372
      Other comprehensive income, net of tax                  -319 491                         -                 -319 49l

      Balance as of December 31, 1999                         -495 863                         -                 -495 863
      Other comprehensive income, net of tax                  -190 629                    10 262                 -180 367

      Balance as of December 31, 2000                         -686 492                    10 262                 -676 230

12.   EARNINGS PER SHARE

      For the years ended December 31, 1998, 1999 and 2000 earnings per share
      (EPS) was calculated as follows:

                                                            Year ended                Year ended               Year ended
                                                          Dec 31, 1998              Dec 31, 1999             Dec 31, 2000
                                                        --------------            --------------            -------------
      Basic EPS
      Net income                                               411 121                   547 252                1 452 103
      Weighted average shares outstanding                  845 112 048               859 111 668              885 728 493
      Basic EPS                                                   0.49                      0.64                     1.64

      Diluted EPS
      Net income                                               411 121                   547 252                1 452 103
      Convertible debt interest, net of tax                      4 566                    13 387                   28 204
                                                        --------------            --------------            -------------

      Net income adjusted                                      415 687                   560 639                1 480 307

      Weighted average shares outstanding                  845 112 048               859 111 668              885 728 493
      Dilutive effect of stock options                       3 795 378                 7 995 558               13 831 539
      Dilutive effect of convertible debt                   15 425 754                34 116 684               36 499 180
                                                        --------------            --------------            -------------

      Number of shares used in
      calculating EPS                                      864 333 180               901 223 910              936 059 212

      Diluted EPS                                                 0.48                      0.62                     1.58


13.   RETIREMENT PLANS

      The Company and its subsidiaries have a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements.

                                                                                    December 31,             December 31,
                                                                                            1999                     2000
      Change in benefit obligation:

      Benefit obligation at beginning of year                                             87 949                  102 363
      Service cost                                                                         8 087                    7 762
      Interest cost                                                                        5 693                    6 189
      Benefits paid                                                                       -3 110                   -2 532
      Actuarial losses                                                                     9 137                   14 053
      Foreign currency translation adjustments                                            -3 656                   -5 964
      Other                                                                               -1 737                      634
                                                                                        --------                  -------
      Benefit obligation at end of year                                                  102 363                  122 505
                                                                                        --------                  -------

      Change in plan assets:

      Plan assets at fair value at beginning of year                                      83 287                   99 448
      Actual return on plan assets                                                        13 424                    1 266
      Employer contributions                                                               8 080                    2 777
      Benefits paid                                                                       -3 110                   -2 532
      Foreign currency translation adjustments                                            -2 286                   -6 076
      Other                                                                                   53                      405
                                                                                        --------                  -------
      Plan assets at fair value at end of year                                            99 448                   95 288
                                                                                        --------                  -------

      Funded status                                                                       -2 915                  -27 217
      Unrecognized prior service cost                                                      7 853                    6 967
      Unrecognized transition obligation                                                  -3 022                   -2 3l0
      Unrecognized net actuarial gain (loss)                                              -2 034                   16 957
                                                                                        --------                  -------
      Accrued benefit cost                                                                  -118                   -5 603
                                                                                        --------                  -------

      Net amount recognized in the balance sheet consists of the following:

                                                                                    December 31,             December 31,
                                                                                            1999                     2000
      Prepaid benefit cost                                                                 5 663                    7 423
      Accrued benefit liability                                                           -8 005                  -15 174
      Intangible asset                                                                     2 224                    2 148
                                                                                  --------------            -------------
      Net amount recognized                                                                 -118                   -5 603
                                                                                  --------------            -------------


      The components of the net periodic benefit cost includes the following:

                                                          December 31,              December 31,             December 31,
                                                                  1998                      1999                     2000
      Service cost                                               5 618                     8 087                    7 762
      Interest cost                                              5 202                     5 693                    6 189
      Expected return on plan assets                            -6 147                    -5 956                   -7 020
      Amortization of unrecognized
          transition obligation                                   -366                      -324                     -303
      Recognized gains and losses                                   56                       503                       70
      Recognition of prior service cost                            762                       850                      847
                                                          ------------              ------------             ------------
      Net periodic benefit cost                                  5 125                     8 853                    7 545
                                                          ------------              ------------             ------------

      The weighted average assumptions used in the determination of the net pension cost for the pension plans were as follows:

      Assumptions                                                 1998                      1999                     2000
      Discount rate                                              7.16%                     6.30%                    6.22%
      Salary increase rate                                       4.49%                     3.81%                    4.15%
      Expected rate of return on funds                           8.42%                     7.04%                    6.20%

      The Company also has defined contribution pension plans which provide retirement benefits to certain of its employees. The benefit accrues to the employees on a pro-rata basis, adjusted for inflation, during their employment period and is based on the individuals' salary. As of December 31, 1999 and 2000, the Company accrued $100,290 and $99.961 respectively, for these defined contribution pension plans. The annual cost of these plans amounted to approximately $13,800, $15,200 and $18,000 in 1998, 1999 and 2000 respectively.

14.   LONG-TERM DEBT

      Long-term debt, all of which is unsecured, includes debt held by the following subsidiaries:

                                                                                    December 31,             December 31,
                                                                                            1999                     2000
      STMicroelectronics S.A. (France)
      - 4.90% Bank loan due 2002                                                          30 718                   21 278
      - 4.88% Bank loan due 2002                                                          30 718                   21 278
      - 5.21 % Other bank loans                                                           21 557                  157 037

      STMicroelectronics s.r.l. (Italy)
      - 5.68% Bank loan due 2002                                                          52 033                   32 928
      - 5.35% Bank loan due 2006                                                          34 322                   27 501
      - 4.22% Other bank loans                                                            95 234                   57 955

      STMicroelectronics N.V. (Netherlands)
      - 1.75% Liquid Yield Option Notes (LYONS due 2008)                                 398 251                  112 520
      - 2.44% Liquid Yield Option Notes (LYONS due 2009)                                 725 813                  743 371
      - 3.75% Convertible Bonds (due 2010)                                                     -                1 486 738

      STMicroelectronics (other countries)
      - 6.53% Other bank loans                                                            56 500                  145 848
                                                                                      ----------                ---------
      Total long-term debt                                                             1 445 146                2 806 454

      Less current portion                                                                96 669                  105 972
                                                                                      ----------                ---------
      Long-term debt, less current portion                                             1 348 477                2 700 482
                                                                                      ----------                ---------
      Long-term debt is denominated in the following currencies:

                                                                                    December 31,             December 31,
                                                                                            1999                     2000

      U.S. dollar                                                                      1 157 366                2 445 569
      Italian lira                                                                       192 432                  128 398
      French franc                                                                        82 993                  199 593
      Other                                                                               12 355                   32 894
                                                                                      ----------                ---------
      Total                                                                            1 445 146                2 806 454
                                                                                      ----------                ---------

      Aggregate future maturities of long-term debt outstanding are as follows:

                                                                    December 31,
                                                                            2000

      2001                                                               105 972
      2002                                                               111 572
      2003                                                                84 457
      2004                                                                57 555
      2005                                                                47 492
      Thereafter                                                       2 399 406
                                                                      ----------
      Total                                                            2 806 454
                                                                      ----------

      In June 1998, the Company issued $513,852 face value of zero-coupon subordinated convertible notes (LYONs), due 2008, for net proceeds of $421,837. The notes are convertible at any time by the holders at the rate of 53.712 shares of the Company's common stock for each one thousand dollar face value of the notes. The notes may be redeemed by the holders on June 10, 2003 or by the Company on or after that date at the book value, payable in cash. The notes are subordinated to all the other existing and future indebtedness of the Company.

      In September 1999, the Company issued $918,530 face value of zero-coupon subordinated convertible notes (LYONs), due 2009, for net proceeds of $708,288. The notes are convertible at any time by the holders at the rate of 26.292 shares of the Company's common stock for each one thousand dollar face value of the notes. The notes may be redeemed by the holders on September 22, 2004 or by the Company on or after that date at the book value, payable in cash. The notes are subordinated to all the other existing and future indebtedness of the Company.

      In November 2000, the Company issued $2,145,923 face value of zero-coupon unsubordinated convertible bonds, due 2010, for net proceeds of $1,457,828. The debt discount of $665,923 is amortized straight-line over the term of the debt and recorded as interest expense. The notes are convertible at any time by the holders at the rate of 9.32 shares of the Company's common stock for each one thousand dollar face value of the notes. The notes may be redeemed by the holders on November 16, 2005 or by the Company on or after that date at the book value, payable in cash. The notes are unsubordinated to all the other existing and future indebtedness of the Company.

      During 1999, $52,476 face amount of convertible bonds were converted into 939,528 shares of common stock. During 2000, $333,580 face amount of convertible bonds were converted into 17,908,743 shares of common stock.

      Credit facilities

      The Company has revolving line of credit agreements with several financial institutions totaling $884,000. At December 31, 2000, amounts available under the lines of credit are reduced by borrowings of $35,599 at an average interest rate of 6.47%.

15.   OTHER PAYABLES AND ACCRUED LIABILITIES

      Other payables and accrued liabilities consist of the following:

                                                                                    December 31,             December 31,
                                                                                            1999                     2000

      Taxes other than income taxes                                                       64 950                   50 228
      Salaries and wages                                                                 111 125                  181 516
      Social charges                                                                      53 781                   70 957
      Advances received on fundings                                                       38 686                   10 562
      Commercial rebates                                                                  23 775                   32 755
      Royalties payable                                                                   13 195                   42 313
      Other                                                                               76 333                  120 834
                                                                                      ----------                 --------
      Total                                                                              381 845                  509 165

16.   OTHER REVENUES

      Other revenues consist of the following:

                                                          December 31,              December 31,             December 31,
                                                                  1998                      1999                     2000

      Licensing revenues                                         1 765                         -                        -
      Miscellaneous sales                                       27 833                    30 205                   41 229
      Other                                                      7 536                     2 962                    7 570
                                                             ---------                ----------                 --------
      Total                                                     37 134                    33 167                   48 799
                                                             ---------                ----------                 --------




17.   OTHER INCOME AND EXPENSES

      Other income and expenses consist of the following:

                                                          December 31,              December 31,             December 31,
                                                                  1998                      1999                     2000
      Research and development funding                          63 531                    60 352                   42 065
      Start-up costs                                           -12 609                   -24 736                 -115 137
      Exchange gain, net                                        19 019                    14 653                   15 767
      Other                                                      6 517                   -10 429                  -26 228
                                                          ------------              ------------             ------------
      Total                                                     76 458                    39 840                  -83 533
                                                          ------------              ------------             ------------


18.   NET INTEREST INCOME

      Net interest income consists of the following:

                                                          December 31,              December 31,             December 31,
                                                                  1998                      1999                     2000

      Income                                                    54 294                    81 888                  111 403
      Expense                                                  -45 603                   -46 264                  -64 700
                                                          ------------              ------------             ------------
      Total                                                      8 691                    35 624                   46 703
                                                          ------------              ------------             ------------

      Cash paid for interest was $48,569 in 1998, $48,086 in 1999 and $64,681 in 2000. Capitalized interest was $5,487 in 1998, $8,317 in 1999 and $1,846 in 2000.


19.   INCOME TAX

      Income before income tax expense is comprised of the following:

                                                          December 31,              December 31,             December 31,
                                                                  1998                      1999                     2000

      Loss recorded in The Netherlands                         -18 730                   -17 494                   -6 393
      Income from foreign operations                           550 831                   724 616                1 835 822
                                                          ------------              ------------             ------------
      Income before income tax expense                         532 101                   707 122                1 829 429
                                                          ------------              ------------             ------------


      STMicroelectronics N.V. and its subsidiaries are individually liable for income tax. Tax losses can only offset profits generated by the taxable entity incurring such loss.

      Income tax expense is comprised of the following:

                                                          December 31,              December 31,             December 31,
                                                                  1998                      1999                     2000

      Domestic taxes - current                                  -3 886                    -4 353                   -7 585
      Foreign taxes - current                                  -82 132                  -130 904                 -342 837
                                                          ------------              ------------             ------------
      Current taxes                                            -86 018                  -135 257                 -350 422
      Deferred                                                 -34 333                   -21 957                  -24 697
                                                          ------------              ------------             ------------
      Income tax expense                                      -120 351                  -157 214                 -375 119
                                                          ------------              ------------             ------------


      The principal items comprising the differences in income taxes computed at The Netherlands statutory rate (35%) and the effective income tax rate are the following:

      Income tax expense is comprised of the following:

                                                          December 31,              December 31,             December 31,
                                                                  1998                      1999                     2000
      Income tax expense computed at
         statutory rate                                       -186 235                  -247 493                 -640 300
      Benefit (deductions) for financial
         reporting with no tax effect                            7 864                      -699                  -13 349
      Variation in valuation allowance                             397                     3 107                   -7 185
      Other tax and credits                                      2 995                     8 549                   -4 770
      Earnings of subsidiaries taxed
      at different rates                                        54 628                    79 322                  290 485
                                                          ------------              ------------             ------------
      Income tax expense                                      -120 351                  -157 214                 -375 119
                                                          ------------              ------------             ------------

      Permanent differences reflect mainly the effects of capital allowance programs and special tax incentive programs existing in some Asia Pacific and Mediterranean countries, and of various non-deductible items. Included in the line "Earnings of subsidiaries taxed at different rates" are benefits related to certain tax holidays totalling $41,758 in 1998, $49,911 in 1999, $225,193 in 2000.

      Deferred tax assets and liabilities consist of the following:

                                                                                    December 31,             December 31,
                                                                                            1999                     2000

      Tax loss carryforwards and capital allowances                                       74 321                   22 672
      Inventory                                                                           41 256                   32 702
      Other assets                                                                       111 447                   67 375
                                                                                    ------------              -----------
      Total deferred tax assets                                                          227 024                  122 749
      Valuation allowance                                                                -12 251                   -5 066
                                                                                    ------------              -----------
      Deferred tax assets, net                                                           214 773                  117 683
                                                                                    ------------              -----------
      Fixed assets depreciation                                                         -272 184                 -191 632
      Other liabilities                                                                  -52 979                  -25 086
                                                                                    ------------              -----------
      Deferred tax liabilities                                                          -325 163                 -216 718
                                                                                    ------------              -----------
      Net deferred income tax liability                                                 -110 390                  -99 035
                                                                                    ------------              -----------

      Deferred income taxes were classified in the consolidated balance as follows:

                                                                                     December 31,            December 31,
                                                                                            1999                     2000


      Other receivables and assets                                                        73 079                   71 651
      Investments and other non-current assets                                            33 373                   15 916

      Accrued and deferred income tax                                                    -31 072                   -8 041
      Other non-current liabilities                                                     -185 770                 -178 561
                                                                                    ------------              -----------
      Net deferred income tax liability                                                 -110 390                  -99 035
                                                                                    ------------              -----------

      As of December 31, 2000, the Company and its subsidiaries have net operating loss carryforwards of $66,323 which expire between 2001 and 2006.

      The Company paid $75,886 cash for income taxes in 1998, $99,930 cash for income taxes in 1999 and $242,929 cash for income taxes in 2000.

20.   COMMITMENTS

      Lease commitments

      The Company leases land, building, plant and equipment under non-cancellable lease agreements. As of December 31, 2000 the future minimum lease payments to which the Company was committed under operating leases were as follows:

      Year

      2001                                                                16 231
      2002                                                                12 524
      2003                                                                11 331
      2004                                                                 9 681
      2005                                                                 7 629
      Thereafter                                                          19 124
                                                                      ----------
      Total                                                               76 520
                                                                      ----------


      Other commitments

      As of December 31, 2000, the Company had commitments of $1,670,263 for equipment purchases.

21.   CONTINGENCIES

      The Company is involved in various lawsuits, claims, investigations and proceedings incidental to the normal conduct of its operations. These matters mainly include the risks associated with external patents utilization, various investigations, claims from customers and tax disputes. Management has accrued for these loss contingencies when the loss is probable and can be estimated. Management believes that these contingencies will not have a material adverse effect on the business, financial condition or results of operations of the Company.

      During 2000, the Company acquired a manufacturing facility. The terms of the agreement require the Company to pay additional amounts up to $40,000 if certain conditions are met during the next three years. The contingent payments have not been recorded as of December 31, 2000, as it is not beyond a reasonable doubt that the amounts will be paid.

22.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

      Financial instruments and derivatives are used exclusively for purposes other than trading.

      Foreign exchange forward contracts and currency options

      The Company enters into foreign exchange forward contracts and currency options to manage exposure to fluctuations in foreign currency exchange rates and to cover a portion of both its probable anticipated, but not firmly committed, transactions and transactions with firm foreign currency commitments. These transactions include international sales by various subsidiaries in foreign currencies, foreign currency denominated purchases, intercompany sales and other intercompany transactions. Such contracts outstanding as of December 31, 2000 have remaining terms of one to three months, maturing mainly during the first quarter of 2001.

      The notional amounts of foreign exchange forward contracts totaled $611,567 and $780,423 at December 31, 1999 and 2000, respectively. The principal currencies covered are the US dollar, the Euro, the Italian lira, the Japanese Yen, and the Swiss franc.

      The risk of loss associated with purchased options is limited to premium amounts paid for the option contracts. The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled.

      Concentration of credit risk

      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of interest-bearing investments, financial instruments with off-balance sheet risks (primarily forward contracts), and trade receivables. The Company places its cash and cash equivalents and certain other financial instruments with a variety of high credit quality financial institutions and has not experienced any material losses relating to such instruments. The Company invests its excess cash in accordance with its investment policy which aims to minimize credit risk.

      The Company controls the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but does not normally require collateral or other security from the parties to the financial instruments with off-balance sheet risk. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The Company does not anticipate non-performance by counterparties which could have a significant impact on its financial position or results of operations.

      Fair value of financial instruments

      The estimates of fair value were obtained using prevailing financial market information resulting from various valuation techniques. The methodologies used to estimate fair value are as follows:

      Cash and cash equivalents, accounts and notes receivable, bank overdrafts, short-term borrowings, accounts and notes payables

      The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

      Long-term debt and current portion of long-term debt

      The fair values of long-term debt were determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company's incremental borrowing rates for similar types of borrowing arrangements.

      Foreign exchange forward contracts

      The fair values of these instruments are estimated based upon quoted market prices for the same or similar instruments.

                                                                      1999                            2000
                                                   -----------------------         -----------------------
                                                   Carrying      Estimated         Carrying      Estimated
                                                     Amount     Fair Value           Amount     Fair Value
                                                     ------     ----------           ------     ----------
      Balance sheet
        - Bank loans
           (including current portion)              321 082        323 482          463 825        465 922
        - Convertible debt                        1 124 064      2 521 752        2 342 629      2 859 756

      Off-balance sheet
        - Forward exchange contracts                 10 412          7 939            8 886         10 943

23.   RELATED PARTY TRANSACTIONS

      Transactions with significant shareholders and their affiliates were as follows:

                                                          December 31,              December 31,             December 31,
                                                                  1998                      1999                     2000
      Sales                                                      5 608                    19 033                      196
      Research and development expenses                        -16 215                   -16 958                  -13 663
      Other purchases and expenses                             -12 406                    -2 772                  -17 991
      Accounts receivable                                        1 872                     6 222                      774
      Accounts payable                                          10 509                     1 876                    1 346

24.   SEGMENT INFORMATION

      In June 1997, the United States Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" (FAS 131), which the Company adopted effective December 31, 1998. FAS 131 requires that enterprises report certain information about operating segments. It also requires that enterprises report certain information about their products and services, the geographic areas in which they operate, and their major customers. The Company concluded that it has two principal businesses and operates in two segments: the Semiconductor segment and the Subsystems segment. In the Semiconductor segment, the Company designs, develops, manufactures and markets a broad range of products, including discrete, memories and standard commodity components, ASICSs (full custom devices and semicustom devices) and ASSPs for analog, digital, and mixed-signal applications. In the Subsystems segment, the Company designs, develops, manufactures and markets subsystems and modules for the Telecom, Automotive and Industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. The Subsystems segment does not meet the requirements for a reportable segment as defined in FAS 131. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

      The following is a summary of operations by entities located within the indicated geographic areas for 1998, 1999 and 2000. Long-lived assets consist of net property and equipment and other intangible assets.


      Net revenues

                                                          December 31,              December 31,             December 31,
                                                                  1998                      1999                     2000

      France                                                   474 580                   451 243                  651 116
      Italy                                                    171 143                   174 087                  249 588
      Germany                                                  444 362                   470 554                  611 115
      Other European countries                                 737 112                   828 879                1 484 654
      USA                                                      978 662                 1 222 743                1 761 783
      Singapore                                              1 261 165                 1 669 129                2 277 772
      Other countries                                          180 728                   239 641                  777 175
                                                          ------------              ------------             ------------
      Total                                                  4 247 752                 5 056 276                7 813 203
                                                          ------------              ------------             ------------


      Long-lived assets
                                                          December 31,              December 31,             December 31,
                                                                  1998                      1999                     2000

      France                                                 1 169 273                 1 239 540                1 889 729
      Italy                                                    899 689                 1 117 241                1 650 506
      Germany                                                    1 134                     1 094                    1 620
      Other European countries                                  19 922                   236 202                  345 359
      USA                                                      587 734                   736 187                1 081 327
      Singapore                                                216 817                   245 386                  649 116
      Other countries                                          472 007                   477 316                  869 530
                                                          ------------              ------------             ------------
      Total                                                  3 366 576                 4 052 966                6 487 187
                                                          ------------              ------------             ------------

                           -------------------------

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2001                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer